Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-138955

March 23, 2007

INTERACTIVE BROKERS GROUP, INC.

Free Writing Prospectus Published or Distributed by Media

On March 19, 2007, Bloomberg.com published an article concerning Interactive Brokers Group, Inc. (the “Company” and, together with its subsidiaries, “we,” “our,” and “us”), the full text of which is reproduced below.

Clarifications and Corrections

The article published by Bloomberg.com was not prepared by us or reviewed by us prior to its publication.  We first became aware of the publication of the article on March 20, 2007.  With the exception of the quotations attributed directly to Messrs. Thomas Peterffy and Kevin Fischer, the article represents the author’s opinion, which is not endorsed or adopted by us.

We believe that the following information is appropriate to clarify or correct information included in the article.  The article incorrectly states that the Company has filed “to raise as much as $540 million in an initial public offering.”  Rather, the registration statement states that the maximum aggregate offering price of the initial public offering is $500 million, although we note that such amount is subject to change due to market conditions and other factors and was provided solely for purposes of calculating the registration fee payable to the Securities and Exchange Commission.

Bloomberg.com is a global provider of data, news and analytics that is in the business of, among other things, publishing written communications. It is wholly unaffiliated with the Company, and the Company made no payment and gave no consideration to Bloomberg.com in connection with the publication of the following article.

Full text of the Bloomberg Article

Options Algorithmic Trades Give Goldman, UBS Edge Over Brokers

By Edgar Ortega

March 19 (Bloomberg) — Kevin Fischer spent 17 years as a floor trader at the Philadelphia Stock Exchange until Interactive Brokers Group Inc. moved him to its headquarters in Greenwich, Connecticut.

Now he sits in front of a computer screen, creating a trading system to help investors use algorithms, sets of rules calculating the best time and price to buy or sell securities. Fischer is caught in the middle of a regulatory change that’s throwing about $1 billion of commissions up for grabs annually and putting Interactive, the world’s largest options broker, on the defensive.

The shift to quoting puts and calls in 1-cent increments from nickel or dime spreads plays to the strengths of Goldman Sachs Group Inc., Credit Suisse Group and UBS AG, which adjusted to penny pricing in stocks six years ago and now trade the most shares electronically. Closely held Interactive depends on veterans like 44-year-old Fischer to succeed as algorithmic specialists or it risks losing its dominant share of the fastest- growing U.S. securities market.

“All the major brokers are working on this or are pretty advanced in their planning,’’ said Brad Bailey, a former options and stock trader who’s now an analyst at Boston-based consulting firm Aite Group LLC. “With pennies and all these things coming together, it’s just going to explode the volume in options.’’

Goldman, the world’s largest securities firm by market value, is retooling its options trading software to mirror that for stocks. With its REDI trading system, the New York-based firm last year eclipsed Zurich-based UBS, Europe’s biggest bank, as the largest broker at the New York Stock Exchange, according to data from the Big Board.

Greenwich Bound

Interactive is responding by reassigning about five more options traders from markets across the country to Greenwich, where they’ll handle orders from institutional investors, Fischer said. The company also entices clients with customized algorithms and penny pricing on all options.

Every firm on Wall Street wants a bigger piece of options trading because the market is growing twice as fast as demand for stocks. Average commissions reported by institutional investors rose 51 percent last year, according to a survey of 49 funds by Greenwich Associates, the 35-year-old financial-services consulting firm in Greenwich, Connecticut. Institutional investors, who account for about 60 percent of total trading in options, paid at least $500 million in commissions last year.

Booming Market

“Estimating the total commission pie in options isn’t as easy as in cash equities, where the business is more transparent,’’ said John Feng, a Greenwich principal. “Relative to equities, options are small. But generally speaking, derivatives are seen as a profitable and growing area for the brokerage firms.’’

Investors traded about 2 billion contracts at the six U.S. options exchanges last year, up 35 percent from 2005, according to data compiled by Chicago-based Options Clearing Corp., which guarantees all transactions in the U.S. market. By comparison, stock trading at the New York Stock Exchange and the Nasdaq Stock Market increased 17 percent.

Interactive, led by Chairman Thomas Peterffy, filed last month to raise as much as $540 million in an initial public offering. The company wrote in the prospectus that its market share of U.S. options trades increased to 21.8 percent for the nine months ended Sept. 30 from 12.6 percent in 2004. No exchange or supervisory authority publicly provides official market-share figures.

Penny Pilot

Equity options are the right, without the obligation, to buy or sell stocks at a set price by a certain date. Since February, about 17 percent of all equity options bought and sold in the U.S. have been quoted in 1-cent increments under the Penny Pilot, a U.S. Securities and Exchange Commission program that seeks to provide investors with better prices.

The 13 classes of options in the six-month test include contracts on shares of General Electric Co., the world’s second- largest company by market value, Microsoft Corp., the biggest software maker, and the Nasdaq-100 Trust, a publicly traded investment fund with $16.6 billion of assets.

Many more options will be quoted in pennies by the end of the year, said J.P. Xenakis, vice president of electronic derivatives sales at Goldman. The SEC, the nation’s top financial-market regulator, plans to consider increasing the decimalization program in July.

“We’re all gearing up to handle increased orders from black-box traders,’’ Edward Tilly, vice chairman of the Chicago Board Options Exchange, the largest U.S. options exchange by trading volume, said in a March 14 interview.

Tripling Capacity

The Chicago-based Options Price Reporting Authority, which compiles and disseminates all options-market information, will triple capacity to handle quotes this year, according to a notice posted on its Web site in January.

At Interactive, Fischer said his first task is designing the firms’ block-trading desk for hedge funds and institutional investors accustomed to sending large orders to floor brokers. He’s trying to automate as much of the trading as possible.

Fischer expects to handle more trades than the roughly 10 that he completed on a daily basis at the Philadelphia Stock Exchange last year. “Frankly, it was getting to be pretty boring down there,’’ he said.

Investors with more than $50 billion in assets and hedge funds larger than $1 billion call brokers to coordinate about 90 percent of their trades, according to a survey that will be published later this month by Tabb Group, a Westborough, Massachusetts-based consultant to brokerages. That may drop to 76 percent in two years as investors become more comfortable with automated trading systems, the survey of 55 managers shows.

Demand for Automation

By contrast, hedge funds with less than $10 million and institutions managing less than $10 billion rely on electronic trading systems for almost two-thirds of their orders, the Tabb survey shows. Demand for automation from hedge funds will increase as penny pricing reduces the number of contracts displayed at a given price, making it harder to complete large trades.

In some series of the penny-priced options, the number of contracts displayed for trading has declined by more than half since the pilot began, according to the International Securities Exchange Holdings Inc., the No. 2 market in the U.S.

Brokerages anticipated the drop, drawing on lessons learned when the New York Stock Exchange moved to decimals in 2001. In equities, the new pricing standard drove the average transaction size down by more than 70 percent, and investors had a harder time completing large orders because a trader could jump ahead by offering to pay just a penny more.

Parallels to Stocks

Block transactions, defined as trades of more than 10,000 shares, now account for 21 percent of all the stock that changes hands, compared with 52 percent in 2000, according to data on the NYSE’s Web site. Algorithmic trading will be behind more than half of the stocks that change hands in the U.S., up from about 30 percent last year, according to Aite.

At Goldman, the most profitable securities firm in history, the parallels between options and stocks are evident on a trader’s computer screen. Goldman changed its options system to match one for equities so traders can use the same keystrokes and mouse clicks to complete transactions, said Goldman’s Xenakis. Goldman also developed Prowler, which breaks up an order into smaller pieces and canvasses the six U.S. options markets to try to execute trades at better prices.

‘Layers of Liquidity’

“Pennies make it necessary to be better at trading electronically,’’ Xenakis said. “Instead of sending a large order, algorithmic order types like Prowler will now be sending smaller ones and peeling away the layers of liquidity.’’

Goldman handles about 600,000 contracts daily, or about 7 percent of all U.S. options traded, through its REDI electronic system. U.S. market regulators last week fined Goldman $2 million for allowing clients to make illegal short sales before stock offerings through REDI. The company neither admitted nor denied wrongdoing in the settlement.

Goldman reported last week that first-quarter revenue from equities and options trading climbed 26 percent to $3.1 billion. Last year, it produced revenue of $8.5 billion, or about 23 percent of the firm’s total.

Algorithmic strategies also helped Zurich-based Credit Suisse, Switzerland’s second-biggest bank after UBS, post a 36 percent increase in equity-trading revenue in 2006 to 5.88 billion Swiss francs ($4.87 billion). At UBS, revenue from trading stocks and equity options totaled 4.76 billion francs, up 21 percent from 2005.

Pathfinder and Sniper

Credit Suisse, the No. 1 ranked algorithmic equity trader in a 2005 Institutional Investor poll of money managers, wants to parlay its expertise in stocks into options and futures. Two of the firm’s four algorithmic trading strategies for options, dubbed Pathfinder and Sniper, were first developed for stocks.

“We’re trying to marry our routing and quantitative expertise with our knowledge of the product,’’ said Dan Mathisson, managing director and head of Credit Suisse’s Advanced Execution Services unit in New York. He worked last with the firm’s options, futures and currency traders to develop new strategies, borrowing some of the technology used in equities trading. “Trading in options is going to look similar to equities; it’s going to be cheaper and it’s going to be faster,’’ he said.

UBS, the largest U.S. equities trader, is creating algorithms as the options market develops and demand surges among institutional investors and hedge funds, said Joe Mecane, a managing director and head of broker services.

Sophisticated Math

“Investors are much more sophisticated when it comes to algorithms than they were five years ago, when the equities algorithmic movement started,’’ Mecane said. “With the options market becoming much more equities-like and institutions getting more involved, there is an obvious conclusion that options algorithms will become a lot more prevalent.’’

The portion of institutional investors trading equity-index options jumped to 74 percent from less than two-thirds last year, according to a survey published in October by Greenwich Associates. About 81 percent of the 113 hedge funds, pension managers and investment firms surveyed said they traded single- stock options.

“The firms that are developing these algorithms aren’t just responding to changes to the marketplace itself, it’s the demand from their clients that’s driving this,’’ said Tony Huck, managing director at Investment Technology Group Inc., a New York-based brokerage that also plans to develop options- trading algorithms.

‘Massive Growth’

Like Credit Suisse, Bank of America Corp., the second-biggest U.S. bank after Citigroup Inc., is developing algorithms for futures and other assets in addition to options. In January, the Charlotte, North Carolina-based bank hosted about 60 clients, primarily hedge funds, to teach them how to incorporate derivatives into their investment strategies and electronic-trading systems.

“The sales and education process is ongoing,’’ said Dean Curnutt, Bank of America’s head of institutional sales for equity derivatives. “You’ve had this massive growth in options, but it still feels like the tip of the iceberg.’’

To Peterffy, the founder of Interactive Brokers, the increase in automation is less a challenge than the fulfillment of a vision. Peterffy started as a market-maker on the American Stock Exchange in 1977 and developed a phone book-sized computer for floor traders in his market-making business, Timber Hill, which was founded in 1982. He branched out into handling investor orders with the creation of Interactive Brokers in 1993.

Interactive’s Edge

Interactive Brokers has an edge over rivals because it can share many parts of its options-trading systems with investors at a low cost, Peterffy said.

“There is an immense amount of synergies, especially in the technology,’’ Peterffy said in an interview earlier this month at his office adjacent to Timber Hill’s main trading room. “In addition to being able to provide our customers with professional-quality trading tools and routing algorithms, this allows us to share the cost of technology. If we just built it for customers, we wouldn’t get enough utility from the technology.’’

For the nine months ended Sept. 30, revenue at Interactive Brokers rose 68 percent from a year earlier to $1.3 billion, mostly from commissions and trading revenue for options, stock and futures trading, regulatory filings show.

Math Skills Sought

The growth in algorithmic trading has made programmers with razor-sharp math skills more sought after than veteran floor brokers, said Tim Brennan, who was hired a year ago by Automated Trading Desk LLC to expand into options. The Mount Pleasant, South Carolina-based brokerage is adding staff to make markets in options much like it does in stocks, by relying on algorithms that exploit small price differences through rapid-fire, computer-driven transactions.

“Options used to be looked at as the red-headed stepchild,’’ said Brennan, who was once a currency options trader at the Chicago Mercantile Exchange. “Now it’s, `Boy, does that guy look a lot like his brother.’’’

To contact the reporter on this story: Edgar Ortega in New York at ebarrales@bloomberg.net.

Forward-Looking Statements

Some of the statements contained in this free writing prospectus may constitute forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” and similar expressions.  These statements include, among others, statements regarding our plans to compete in light of penny pricing in options, our expected business outlook, our business strategy and means to implement the strategy, our objectives, and the likelihood of our success in expanding our business.  Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results that differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

•                  general economic conditions in the markets where we operate;

•                  increased industry competition and downward pressures on bid/offer spreads and electronic brokerage commissions;

•                  risks inherent to the electronic market making and brokerage businesses;

•                  failure to protect or enforce our intellectual property rights in our proprietary technology;

•                  our ability to keep up with rapid technological change;

•                  system failures and disruptions;

•                  non-performance of third-party vendors;

•                  conflicts of interest and other risks due to our ownership and holding company structure;

•                  the loss of key executives and failure to recruit and retain qualified personnel;

•                  the risks associated with the expansion of our business;

•                  our possible inability to integrate any businesses we acquire;

•                  competitive pressures;

•                  compliance with laws and regulations, including those relating to the securities industry; and

•                  other factors discussed under “Risk Factors” or elsewhere in our registration statement (including the prospectus contained therein) filed with the SEC.

All forward-looking statements included in this free writing prospectus are based on information available to us on the date of this free writing prospectus. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

*  *  *  *  *

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any placement agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling WR Hambrecht + Co, LLC, one of the placement agents for the offering, toll-free at 1-800-673-6476, or by going to WR Hambrecht’s Web site, www.wrhambrecht.com.